UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Akili, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00974B107
(CUSIP Number)

Chamath Palihapitiya
c/o SC Master Holdings, LLC
506 Santa Cruz Avenue, Suite 300
Menlo Park, California 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00974B107

1	NAMES OF REPORTING PERSONS Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,773,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,773,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,773,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consisting of 13,773,000 shares of common stock, par value $0.0001 per share, of Akili, Inc. (the “Issuer,” and its common stock, the “Issuer Common Stock”). SC PIPE Holdings LLC (“SC PIPE Holdings”) is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC PIPE Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of his indirect interests in SC PIPE Holdings or his control over SC PIPE Holdings, as the case may be. SC Master Holdings, LLC (“SC Master Holdings”) is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be. A trust for the benefit of members of Mr. Palihapitiya’s immediate family (the “Trust”) is the record holder of 1,900,000 of the shares of Issuer Common Stock reported herein. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by the Trust.

1	NAMES OF REPORTING PERSONS SC PIPE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,100,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,100,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 8,100,000 shares of Issuer Common Stock held of record by SC PIPE Holdings. SC PIPE Holdings is controlled by Mr. Palihapitiya and SC Master Holdings is the sole member of SC PIPE Holdings. Mr. Palihapitiya and SC Master Holdings may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of their indirect or direct interests in SC PIPE Holdings or their control over SC PIPE Holdings, as the case may be.

1	NAMES OF REPORTING PERSONS SC Master Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,873,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,873,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,873,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 11,873,000 shares of Issuer Common Stock. SC PIPE Holdings is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is the sole member of SC PIPE Holdings. SC Master Holdings may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of its direct interests in SC PIPE Holdings or its control over SC PIPE Holdings, as the case may be. SC Master Holdings is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be.

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (“SEC”) on August 23, 2022, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Issuer Common Stock”), of Akili Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 125 Broad Street, Fifth Floor, Boston, Massachusetts 02110.

The items below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein as so defined.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference. The aggregate percentage of shares of Issuer Common Stock reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon 78,715,885 shares of Issuer Common Stock outstanding as of May 7, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 29, 2024, SC Master Holdings, SC PIPE Holdings, Virtual Therapeutics Corporation and Alpha Merger Sub, Inc. (“Purchaser”), entered into a Tender and Support Agreement (the “Tender and Support Agreement”). The Tender and Support Agreement provides, among other things, that SC Master Holdings and SC PIPE Holdings will tender all of the shares of the Issuer Common Stock held by such stockholder to Purchaser in a cash tender offer and (if applicable) vote all of their shares of Issuer Common Stock in favor of a merger of Purchaser with and into the Issuer. The purchase price per share of the Issuer Common Stock in the tender offer will be $0.4340. The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Tender and Support Agreement, which is filed as Exhibit 8 to this Amendment and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Tender and Support Agreement

On May 29, 2024, SC Master Holdings, SC PIPE Holdings, Virtual Therapeutics Corporation and Alpha Merger Sub, Inc. entered into the Tender and Support Agreement. The description of the Tender and Support Agreement in Item 4 of this Amendment is incorporated herein by reference. The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Tender and Support Agreement, which is filed as Exhibit 8 to this Amendment and is incorporated by reference herein.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit	Description

8	Form of Tender and Support Agreement, dated May 29, 2024 by and among Virtual Therapeutics Corporation, Alpha Merger Sub, Inc. and certain stockholders of Akili, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2024

CHAMATH PALIHAPITIYA

By:	/s/ Chamath Palihapitiya

SC PIPE HOLDINGS LLC

By: SC MASTER HOLDINGS, LLC, its sole member

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

SC MASTER HOLDINGS, LLC

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer